Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following communication is being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com, inc.

Transcript of Andrew Zilli, salesforce.com, inc. Director of Investor Relations, and Parker Harris, salesforce.com, inc. Co-founder and Chief Technology Officer, at the Deutsche Bank Securities Inc. Hosted Investor Meeting, April 16, 2018, 3:30PM GMT

Andrew Zilli Salesforce - Director of Investor Relations

All right. Thanks, everybody, for coming, and thanks [Carl] at Deutsche Bank for bringing the group in. My name is Andrew Zilli; I’m the Director on the Investor Relation team here at Salesforce.

Just before we get started, as you know, we are a publically traded company, and this event will be audio casted. There may be forward looking statements and those are subject to risks and uncertainties that can be found in our recent filings with the SEC.

Very happy to have Parker Harris with us today, our Co-founder and CTO, so we’ll start things off and have Parker just give a little bit of a background on himself, and then we’ll open up to the group for questions.

Parker Harris Salesforce - Cofounder and CTO

Sure. Parker Harris, Co-founder and (inaudible). We are just over 19-years old, so that’s how long I’ve been here, and I currently operate as CTO focused a lot on the architecture around integration and making everything we have work, especially with a lot of acquisitions.

QUESTIONS AND ANSWERS

Andrew Zilli Salesforce - Director of Investor Relations

Parker, maybe I’ll kick it off just because the MuleSoft acquisition is timely here.

Parker Harris Salesforce - Cofounder and CTO

Yes, yes.

Andrew Zilli Salesforce - Director of Investor Relations

So I think everybody had a lot of respect for MuleSoft. And so, The Street was positively disposed, but maybe there are two lingering questions you could help with. One is why did you feel the need to buy an integration partner? Why not keep partnering with them? That relationship was going well. What’s really going to change?

And then secondly maybe just on the valuation itself. Rich to some, but obviously you guys feel great about the asset and the growth the next five years. Maybe just a comment on sort of valuation construct as you look at M&As [when you get to them]?

Parker Harris Salesforce - Cofounder and CTO

Sure. We have been talking and looking at the integration space for a really long time. I would say that we have a planning process here, call it V2MOM and the word integration started coming up within our planning process, a lot of it driven by what I have been focused on, which primarily is the internally focused. How do we make a service cloud work with commerce cloud, marketing cloud in a better way that right now I’ll say a lot of our customers (inaudible)

That’s an internal use case. Combined with more and more our customers have been asking us to help them solve the integration problem. And my third would be we have a big interest in bringing more and more data into our cloud, into our Analytics Cloud, into Einstein for more machine learning, and into just the customer 360, as I would call it, all of different information.

And MuleSoft was a more modern view of that world. It was more of an API based view instead of a classic ETL view, which is everyone needs to put an API later over their architecture over their IP landscape and makes it a lot easier to modernize below it [because you can just look at the surface of an API and often if you think of us], we are the agility layer sometimes people say, so we come out front the front office and we’ll layer over a lot of back office. We’ve done that classically at our call centers especially. And that just makes it a lot easier for us to do that.

In terms of valuation, it would’ve been a lot cheaper a year ago. Certainly it’s up to the finance group and our banker to make sure we do the right thing financially. I think with the right asset, there’s not a lot of assets out there, and so it’s the right time for us to go ahead and do it.

Unidentified Participant

Question to you guys. On an integration perspective, is our entire infrastructure built on AWS? [Is that correct]?

Parker Harris Salesforce - Cofounder and CTO

There?

Unidentified Participant

Yes.

Parker Harris Salesforce - Cofounder and CTO

— So—

Unidentified Participant

— because you guys have a couple different assets, [some may do that, so may be wrong]—

Parker Harris Salesforce - Cofounder and CTO

Yes, we have lots of different assets and we’ll get into that. They do two things. They have a cloud offering, which is on AWS, and then they have a lot on premise software companies would buy it and either install it and run it themselves on premise or have a control plane that they call it on AWS that says automates and runs the software behind the firewall.

Unidentified Participant

They are running themselves with that on their own datacenters? Or it’s like I’m talking like—

Parker Harris Salesforce - Cofounder and CTO

On AWS.

Unidentified Participant

So even use MuleSoft when they were running someone on-prem that was running—

Parker Harris Salesforce - Cofounder and CTO

MuleSoft — if you’re a customer at MuleSoft, you either use their cloud offering solely, if you’re not behind the firewall use the cloud offering that automates their on premise, or the third way is all on premise and there’s no AWS involved at all. There’s several different options that we have.

Unidentified Participant

[This is the part that felt a little different than what you guys normally do, chair cloud offerings, they have predominately]—

Parker Harris Salesforce - Cofounder and CTO

It is, yes. Yes, I would say that this acquisition brings us more behind the firewall. There’s more software in our no software logo, but that’s part of the integration challenge that corporations are facing. Our job is going to be to take that and make sure that we move it strategically more and more towards the cloud while still allowing access to all those resources behind the firewall.

Unidentified Participant

Previously, especially with the larger customers, you never actually charged for that integration or connection. Now, kind of going back to them and saying, okay, how do you change that cultural mindset of the customers?

Parker Harris Salesforce - Cofounder and CTO

Well, in the past, we didn’t charge directly for integration because you’re [class three of licenses] and you’re paying for the user of our cloud, and you’re using other third parties to send data to us or your sending it out to the API. This would be an additional asset where you wouldn’t monetize it and you wouldn’t buy it to do more of the integration work.

I think you don’t have the integration problem of data behind your firewall or other cloud assets and you need to bring it into our cloud, we’ll still have the model. One of the things that’s important as part of this acquisition is that we keep MuleSoft as an independent entity that can run integrations for things that even Salesforce doesn’t own.

We want to make sure that it’s an integration play that our customers can use since we’re not going to make it proprietary and only walk customers into our cloud and want it to be more of a Switzerland and by that you’ll pay for that integration asset if you want to.

But then our real value is our cloud offering, our CRM, our master customer 360s around sales, service, marketing, commerce. That’s still our mission as a company as it’s another asset to bring that data in.

Unidentified Participant

Can you talk about how enabled your core Salesforce sales force is going to be for] MuleSoft? I mean, are they going to have this in their bag or are they just going to be referring leads [MuleSoft-Salesforce] or how are they going to work together?

Parker Harris Salesforce - Cofounder and CTO

The transaction hasn’t officially closed yet, so we can’t do a lot of joint planning, including go to market planning. My expectation would be that this will be an asset that our reps could sell, [our asset-layer platform] reps could sell and we’d look at that as an opportunity. And I think that we’ll still keep it as a separate entity, so in terms of how the mechanics of those sales will work and the monetization and how we compensate reps I don’t know yet.

Unidentified Participant

I have two questions. What have been the most [common seen value props], what have been the common customer concerns and how have you [guys run into] that one? And then, two —

Parker Harris Salesforce - Cofounder and CTO

With MuleSoft?

Unidentified Participant

Yes — in context with you guys owning it. And then, two, how would you describe Mule’s product R&D culture go to market culture?

Parker Harris Salesforce - Cofounder and CTO

So, what are the common customers concerns with MuleSoft, I would say that they’re not customer concerns. We’re already hearing from our customers that are either not MuleSoft customers and they say that’s fantastic, we have these problems, we would like to talk to you more. Or the opposite. They’re a deep MuleSoft customer. They say we are now a big customer of Salesforce because of MuleSoft; we’d like to talk to you about the rest of your offerings.

So, I haven’t heard a lot of concerns other than the concerns of the problems of the integration. The second question was —

Unidentified Participant

— your perception, description of the culture at R&D —

Parker Harris Salesforce - Cofounder and CTO

— R&D culture and culture. So, we’re just getting to know MuleSoft. I’d say it’s a very similar culture. They have a lot of R&D in Buenos Aires actually which is a lovely city. It’s a relatively close time zone, it’s kind of far away but and then a lot of the team’s here in San Francisco.

Physically we don’t have anyone in Buenos Aires; we do now. I would say that it’s probably from what I can tell right now, maybe a little bit more of a technical culture which is ironic coming from me. We’re a very sales oriented culture as a company backed by strong technology. I think that’s one of the opportunities of the transaction is just typical of what we do within the acquisition.

Usually find that we can augment it with our go to market capacity [still] whether that’s in training, moving reps in or doing cross sells — it’s a pretty unique opportunity for growth.

Andrew Zilli Salesforce - Director of Investor Relations

I’ll add two more on this. I was intrigued by your first use case for Mule the internal integration. So, do you feel like the various parts of the Salesforce suite were not quite at the point of integration that you were thinking and this gets you over that hump? So, maybe the question is how far along do you think you guys are in terms of integrating that full suite? Was it tracking a little bit less than what you were hoping for and that might have pushed you towards this deal?

Parker Harris Salesforce - Cofounder and CTO

No, I wouldn’t say that we did the deal to speed up internal integration. So, we build sales, services (inaudible) .com to build this platform. Communities, that asset is what we would call our core service, often is the term used. That is obviously very well integrated because it’s one model in a stack, it all works beautifully together.

Then we acquired ExactTarget. That is a separate datacenter, that’s Microsoft’s [SQLserver.net]. We bought a commerce cloud Demandware, that’s also that’s also separate, we bought Krux, that’s our DMP, that’s on AWS. Different technology. So, when you look at these different assets we acquired our way to complexity.

And so, that’s what I’ve been working on for the past couple of years starting down at the data center level. So, how do I make sure that it’s fine, if you’re on AWS, great. All of our assets build off of AWS or in our first [priority] datacenter I want security models to work across all these things.

So, it’s a very, very complex problem in terms of my vision of making everything work. So, it’s a few years of work more. Where MuleSoft comes into play, it helps with the primarily internally because of its API gateway. That’s where they’re really strong. When all of our assets need to talk to each other, we can have now with MuleSoft a great asset to centralize the telephone calls.

So as they’re all talking to each other it’s like a giant switchboard and that does help a lot. That’s something that the team internally was talking about we need to build one. And we started some work on that. But obviously MuleSoft was much bigger than just an API gateway.

Andrew Zilli Salesforce - Director of Investor Relations

Maybe my second question back to the question we had about this being an important move by Salesforce on premise and a lot of your acquisitions to date have been generally all cloud. And I guess what I wanted to ask you was that should we look at this move on premise being a somewhat one-off or has your view changed in terms of perhaps the pace at which typical enterprises are moving from on-prem to cloud that maybe your perception is that stuff is going to live on-prem for a little bit longer and that changed your perspective of the decision to move on-prem or would that be a stretch to arrive at that conclusion?

Parker Harris Salesforce - Cofounder and CTO

I do not want to go on-prem; I’ve never wanted to. I think when you look at MuleSoft, I would argue we’re not really going on-prem with MuleSoft because I’m not trying to have a customer even know that they’re on-prem because it’s really about getting to the data. Historically we have built software, Salesforce Connect is a way that we’ve had historically where you can deploy a very small bit of software on-prem and it lets us connect to an SAP for example.

Some small examples of that, MuleSoft is just a bigger end to that and it’s a way for us to connect to those data sources. Our selfish goal is for the customer not to even care about all that on-premise stuff; all the data comes to us for Analytics, for Einstein or around your customer, know your customer —

Andrew Zilli Salesforce - Director of Investor Relations

— so you’re not going to kill the no software logo quite yet?

Parker Harris Salesforce - Cofounder and CTO

We’re not going to kill the no software. It’s too hard. The on-premise software, it’s just too hard technically to make it work in a scalable way; it’s not a —

Andrew Zilli Salesforce - Director of Investor Relations

We good on the Mule? Okay. Maybe we could switch gears a little bit.

I’d love to just go back to a comment that Mark made on the last earnings call about the environment where I think more people in this room interpreted that comment as being pretty bullish that DEMAND Act draw and companies embraced digital transformation, et cetera. Feels really, really strong out there these days. You can see that in Salesforce’s numbers. I’d love to get your perspectives, your interacting pretty regularly with customers, how would you summarize the feeling out there?

Parker Harris Salesforce - Cofounder and CTO

Yes. Well, I would definitely say that there has been a big push on digital transformation. It’s coming from the consumer and the customer and they’re demanding it. I think to Keith Block’s credit he has helped shift the Company to become even more enterprise focused. And when I look at Mark’s time right now, he is having a lot of CEO to CEO conversations [with CEO veterans] where he goes to New York, nice restaurants and pulls in top CEO’s which five years ago it wouldn’t ever happen here.

We were not getting that level of interest. And so, it’s at the corporate level, at the CEO level that we’re having this discussions and they want to talk about transforming the companies and you’re seeing that in the numbers and this last quarter certainly that enterprise focus and that transformation is very, very strong.

Andrew Zilli Salesforce - Director of Investor Relations

Perfect. What do you think the catalyst is? It just feels like the environments felt better over the last six, nine months. Do you think part of it’s that the economy is improving and everyone is feeling good or is something a little bit more secular that you’re sensing in those client conversations? Hard to say, I know.

Parker Harris Salesforce - Cofounder and CTO

It’s hard to say. I think, we’re seeing demand in what we do. I think we were lucky 19 years ago to pick a space that the focus of the world is going more and more towards the customer, toward the front office and I think most of the innovation had already been done in the back office, if you look at enterprise software.

So, even companies that were typically more back office, they’re trying to pivot more. But yes, I don’t know if it’s economics. I think even if the economy did change somewhat, that would be an issue. But the demand is still there, because the dollars may be (inaudible).

Unidentified Participant

What about, how is the essentials doing? I know that’s something that hasn’t been talked about too much. You guys have a service offering now in Essentials launched like two months ago?

Parker Harris Salesforce - Cofounder and CTO

Yes.

Unidentified Participant

How’s that doing? Is it getting traction and what is this —

Parker Harris Salesforce - Cofounder and CTO

Yes, we’re just getting going on it. Something that I have always wanted to continue to focus on, if you look at how we started the company, we started it in SMB. And I believe that part of our success is that we created something that was really simple, easy to use and then moved up markets.

And I think any customer wants to have a great product [to use]. If you go and sell to enterprises right away, you often will end up getting too complex too fast. And I would say that we historically have been chipping away at making sure we don’t. As Keith has helped us move up more market and be more enterprise, that we don’t lose that low-end.

The low-end, it has a lot of attrition, as you know. It’s a volatile market and it’s expensive you if you’re run by a lot of salespeople. And for a long time, I’d say, we were more human-centric in our SMB strategy.

And what essentials is, and we’re not doing anything that probably our smaller competitors aren’t doing. If you look at a couple of the little guys that (inaudible), yes exactly, that are nibbling at our heels, they are doing a great job at (technical difficulty) selling automates it, the nurturing.

And so that’s what essentials is and essentials is the product and (inaudible — microphone inaccessible) make it easy use, easy to sign up. We will keep evolving that to have more resources around looking at that space and continuing to reinvent how we sell there. And then as we do that, we’ll probably free up resources that have historically been focused on that market —

Unidentified Participant

It’s mainly focused, right now, on the sales and services, right?

Parker Harris Salesforce - Cofounder and CTO

Yes.

Unidentified Participant

Any idea of trying to add more of what you’re basically doing in the enterprise down in the SMB? And that’s like the commerce cloud, kind of like Shopify thing? Or marketing cloud, just—?

Parker Harris Salesforce - Cofounder and CTO

Yes, I would say our marketing cloud and our commerce cloud are really more enterprise focused right now. And we do have some market automation in our core offering. We have Pardot. And over time again, I think from a best practice from a software perspective, creating software that’s easy to use [so nothing would be up] a great way to go.

So, it’s going to be longer term, but we do see some desire for us to move those assets down market as well. But for the foreseeable future, it’s just going to be sales and service.

Unidentified Participant

Can you just talk about your view of Einstein and how you expect that to play out over the next three to five years and how customers stopped and eventually pay more to Salesforce?

Parker Harris Salesforce - Cofounder and CTO

Yes. This question is about Einstein. I don’t know if you can hear on the call, but the question is about Einstein and a view of Einstein. I think we’re still early on A.I., which is what Einstein is and we had a focus a couple years ago that really put A.I. into everything.

And we did a lot of acquisitions, as you know, we’ve built our own organic I.P. and it has been successful. We’ve got customers using it in sales for things like lead scoring, opportunity scoring and service for case routing, marketing for automated targeting. And it is successful.

I think the customer base, what we’re focused on is driving adoption, because A.I. is sexy, it’s definitely in every conversation. I think each customer is somewhat struggling right now to figure out, how do I start using A.I. in my practice? How do I trust it? Here’s a trust issue where the salesperson may not right away say, I’m going to trust the computer; I know what I’m doing.

So, some of it’s technology, so we’ve been doing — I’ve been doing a lot of work with those acquisitions, integrating those, making those work better, but getting our customer base moving over is something we’re focused on getting them to see the value in. A lot of that is going to be in targeted solutions and making it really easy to use and I do think that there’s a lot more revenue opportunity there, but it’s going to be something driven by a lot of the adoptions (inaudible).

Unidentified Participant

Parker, let me just ask you about your views on the Facebook and the whole data privacy issue.

Parker Harris Salesforce - Cofounder and CTO

Yes.

Unidentified Participant

I don’t think people would put Salesforce anywhere close to Facebook in terms of vulnerability on the data privacy front. But you must think about this a lot in terms of customer data.

As you think through Facebook and what it’s gone through, what are the issues that might be relevant for Salesforce around this topic that you and Mark think about?

Parker Harris Salesforce - Cofounder and CTO

Well, I think one of the benefits Salesforce has, our business model was never built around monetizing the data that we host in our cloud, because it’s not our data. It’s the customer’s data, we can’t see, we can’t touch it. And so, it’s a radically different business that we’re in and so that at the offset is something that differentiates us and makes the problem completely different.

And that being said, our customers are potentially in that place, where they have data. We’re automating some of that, they update some of their own data that’s not on us and so how can we help our customers follow the compliance and the rules and really doing the right things for consumers? Certainly GDPR is eminent (inaudible — microphone inaccessible) [where you have all of our customers have] (inaudible), so we’ve been doing a lot of work in our backend to give our customers the ability for them to comply.

If you think about compliance for us is our customers needing compliance. You have HIPPA and PCI to GDPR and we’re going to continue to push the envelope on support of that. My vision, long-term, is how can we help our customers take a positive leading stance in this space? And I think there are ways that we can give them tools for their consumers to access to maintain and control and manage their own privacy with our customers.

Unidentified Participant

A follow-up to that, a couple of years ago during the whole Twitter saga —

Parker Harris Salesforce - Cofounder and CTO

What was that?

Unidentified Participant

— also part of that with you guys think that (inaudible) [Microsoft], but Mark had talked a lot about the value of these data generating stores or data pools, like (inaudible). Is the stuff that’s going on right now with you and Facebook or whatever detract from that value? Or put another way, let’s say hypothetically if you had acquired any one of those companies, would the abuse case of that, whether it was linked or from your business model, would that change at all, the value of the data now that you can’t harvest some of the —

Parker Harris Salesforce - Cofounder and CTO

I think it’s starting to put an — I’ll put an — I’ll put — I was going to say put into question — I do think that there the landscape is shifting. We forget the fact that Cambridge Analytica took the data and did something different from it. There’s a lot of data that exists on a Facebook being used for targeting marketing, which is their business model, or on Twitter.

And I think we’re early days where consumers, they don’t read the terms of service, they accept it, and that’s fine. It’s free, I’m happy with my service. I think that there’s going to be a growing sophistication over time whether it’s from consumers themselves or regulators are saying we’re going to do this for you.

Mark equated some of it on the (inaudible). If you made that association, consumers weren’t saying, I need these new regulations; it was really the government.

We may see more regulation coming into the space. And I think we have an opportunity, the Company, to help stay ahead of that and help our customers stay out of that and do the right thing, and give them the tools — give consumers of the world the tools across all of our customers to manage that information.

I think at the same time, consumers do want — when I go on an Amazon, I do want to have a suggestion of something else I might want to buy. I like that. There are positive aspects of use of this data where consumers do want it. Somehow we have to be able to differentiate and get the consumers the ability to say I don’t like what you’re doing here, but I’ll allow you to do this with my data over here because I get value from it.

Andrew Zilli Salesforce - Director of Investor Relations

And just as a [follow-up to Europe as relates] to market cloud (inaudible) some of the risks that takes away from some of this functionality? It’s just — I guess I’ll just give an example (inaudible) [building tools that they] (inaudible) downloading personal information.

My information (inaudible) Google is (inaudible) ton of data [out there]. And your customers [using] marketing cloud probably harvest a lot of that stuff; is there a risk to some of that stuff, or is there an opportunity to work with them? Can you work with that —?

Parker Harris Salesforce - Cofounder and CTO

Well I don’t believe our customers can get all the data; you can get it off yourself, first of all. So that’s your data, and you download it all so our customers don’t get all of that data, or sorry, Facebook’s customers (inaudible).

I think that there’s a lot of data out in the world. I think our customers are leveraging it in the right way, but it’s really up to our customers to apply to these changing landscapes, and so we’re looking at it and trying to make sure that we give them tools, because you have to think about our customer has their data repository on us.

They have their own CRM data around their customers with their own data. They may be using tracking information of what consumers are doing out there. And as long as they do that in a compliant way, I think it’s fine, and how can they make that more transparent to their customers is something we have an opportunity to give them as tools.

But I think we all have to watch this space carefully and make sure that we’re doing the right thing, because the next two, three, four years I think it will change a lot. But at the same, this huge economy out there, the consumers love, so I don’t think we’re going to destroy Facebook or Amazon or Google because of this issue of their privacy. I just think we’re going to get a lot smarter about it.

Andrew Zilli Salesforce - Director of Investor Relations

Do you see any history with Microsoft that’s been interesting to say the least in the last couple years, do you see the future of that? I think MuleSoft you were talking about is definitely a Swiss asset, your partnerships in the last year have been very clearly focused on doing more data (inaudible), last [three or four] is a lot more [GCPs]; it seems like you want to partner with everyone except Microsoft [though you said it was a competitor].

Do you see that relationship evolving, I don’t know if it’s necessarily because MuleSoft or is there any softening of that, or is continuing (inaudible) try to get everyone together in coalition against Microsoft?

Parker Harris Salesforce - Cofounder and CTO

I think we’re less focused on the competitors than we are on the customers, what are customers want, and so we don’t do things because of a competitor and focus on it like how do we do something against that competitor; we look at what our customers need. We still partnered with Microsoft, we still integrate Microsoft Office, we plug into Azure because that’s what our customers want. And I think that at one point, there were more opportunities for even deeper relationships with Microsoft (inaudible) right now.

They do (inaudible) its [competition], they compete with us on the dynamics front, which is fine, they partner with Adobe against our marketing cloud. In some parts of their business, they position against us. And so in others, we work with them. A lot of our customers use Office365, that’s an important place for us to integrate. We’ll keep looking to our customers to see what they need, and we’ll continue to compete against them in those customer bases when they come after us.

But again, it’s really customer driven. And yes, partnering with an Amazon, partnering with Google, those are important relationships for us to continue to expand our market.

Andrew Zilli Salesforce - Director of Investor Relations

Anyway we would partner with [Azure more]?

Parker Harris Salesforce - Cofounder and CTO

We will integrate Azure and if we have customers asking us to do more, we will do more with Azure. We will not — we will drive (inaudible).

Andrew Zilli Salesforce - Director of Investor Relations

Because there’s not really seeing anything come out of dynamics, so I thought maybe there was a possibility of competition on the horizon more coming from dynamics but I don’t really think of it’s come through last year, Azure.

Parker Harris Salesforce - Cofounder and CTO

(inaudible).

Andrew Zilli Salesforce - Director of Investor Relations

(inaudible).

Unidentified Participant

Yes, can we talk about where you leverage data for us multiple customers for your A.I. tool and where you may have a challenge doing that because of enterprise and that privacy [premium]?

Parker Harris Salesforce - Cofounder and CTO

Yes, yes the question is how do we leverage across customers for A.I. Because where we started the Company, each data asset is our customer’s asset. It’s like their bank account, and we don’t go in and mingle money across those bank accounts.

Although, I guess that’s what banks do. But anyway, I digress. But we do with customer permission in an agnostic way, so with customer permission we allow certain users in a technical way, if the customer says yes you can use my data to develop machine learning, and so that’s an agreement we would have with that individual customer that specific employees that are data scientists can then use that and create a machine learning model across a set of customers.

And then we take those models and then apply them more broadly to customers that we haven’t worked with, or that we haven’t been able to access their data. The world of data science, or specifically machine learning and data privacy is a really interesting one. And that’s how we’ve approached it, and we did a lot of work building out a secure pipeline so that we could do that and audit it in a secure way with customer permission.

And those customers get a lot of value from that. Deep learning, which is a different kind of A.I., can operate without having [pre-seen] data and we can create algorithms that are learning algorithms that are a little different. And those have even more potential for us to be successful, because we don’t have to go and look at everybody’s data.

Unidentified Participant

And how much access have you been able to get from your customers to —

Parker Harris Salesforce - Cofounder and CTO

What?

Unidentified Participant

How much access have you been able to get from your customers to apply those M.L. algorithms and data?

Parker Harris Salesforce - Cofounder and CTO

We’ve been able to get enough access to create lead scoring opportunity insights and case routing. Those specific ones with machine learning, we’ve been able to get plenty. And then because we’ve been working with Einstein’s Builder, we’ve created a way for our customers to do that on their own data. So that we don’t even have to look at the data because we’ve created the automated pipelines.

They can then start to build their own models but in a [declarative] way. And so that also has the potential to go further, where we don’t even have to go look at their data. It’s more like Force.com or Salesforce platform declarative [but not] code for A.I. (Inaudible) lot of potential.

Unidentified Participant

Yes. As you push to verticalize more of the finance cloud and things like that, I guess what implications does that have for the architecture of [your solutions]?

And then I guess the related question would be when I think of the data vision that Salesforce has articulated (inaudible), is that consistent with (inaudible) patient [push] or is that a [separate backtrack] (inaudible)?

Parker Harris Salesforce - Cofounder and CTO

The first question was around verticalization and how that affects architecture. And so if you think about what we started with, we started with (inaudible) driven platform and our sales engineers [would take the] and quickly modify the U.I. and the [glyph] and the work flow and then go and sell it in an individual account. And that wasn’t really verticalization; it was more selling.

But a lot of it is assets and the we way did that, it started to become a strategy for our own industry group and for our partners. Where you take it further is you go and [they all sold deeper] integration. So in healthcare, we would integrate with a claims system like a Guidewire. And we would create more out of the box solutions with third party partners that our customers are using.

And you might build specific functionality that is specific to that industry vertical. Architecturally, nothing changes. In fact, what you want more and more is more of a platform, more around the lightning platform, more around the declarative ability for clients to customize. So I wouldn’t say that there’s a change in the — the only positive change would be around data model.

So one of the things that we continue to focus on is how can we create more shared data model in industries so that if we’re doing something and three of our partners are doing something, they can collaborate around the same data asset. Because if you don’t do that, then you have what’s called a custom object and everybody has a different version of an order or a contract or a claim, for example. Our health vertical has a claim data asset and that means that the Guidewire or any other third party can write to that [same thing]. So architecturally, not a lot changes. Second question was around—

Unidentified Participant

Just on the data. I guess the data and Mule acquisition. Does that (inaudible) [organization] or is it a different factor?

Parker Harris Salesforce - Cofounder and CTO

One thing that I said about the Mule acquisitions, frankly, is around some of the industry verticals. Because again, they’re focused at the API level but they’ve worked with a lot of — especially in healthcare, they’ve gotten a number of assets where they speak the API language of some of these healthcare systems out of the box. And so I think that’s going to help us a lot in some of our industry verticals.

And so it’s really around APIs and it’s fine if we have APIs and you have APIs but it’s even better if you have something like a MuleSoft that says oh, I know Salesforce’s APIs, I also know these — I forget what the name of healthcare API that is. But anyway, there’s one that they — or several and it can speak [to an epic].

And so you don’t have to do all that work yourself, you don’t have to take the Mule tool and do it yourself, it already understands how to have that conversation. That’s going to make our vertical and our partners a lot more [successful].

Andrew Zilli Salesforce - Director of Investor Relations

[Stuff like ITT9, 10, 11 or deep domain]—

Parker Harris Salesforce - Cofounder and CTO

Yes, exactly. So that — and we can continue to flesh that out and ideally, create that [as in] the platform where people can create that shared mapping.

Andrew Zilli Salesforce - Director of Investor Relations

Parker, on the venture side, we all noticed a little $100 million check that you put behind Dropbox. Can you talk about that and just maybe step back? Do you feel like Salesforce has an opportunity to make the venture arm bigger, better? [You’re in an] amazing seat where you see all kinds of cool technology companies. Do you want to dial it up?

Parker Harris Salesforce - Cofounder and CTO

Well, I mean the thing about our venture arm, couple things. One is as you know, we create a lot of cash at the Company. And we can’t spend it all. We spend it all, then obviously our expenses go up and you guys don’t like that. Although I would like to continue spending it for growth. That’s my personal opinion. It’s a great place to leverage some of that cash. And so as we grow, we’ll continue to use some of our cash to power the venture arm.

The venture arm was never created to be some profit arm or a big revenue generator for the Company. As a byproduct, it does happen to do pretty well. I think we would all to be investors in our venture arm (inaudible). Unfortunately, none of us can be. Although I guess I am as a byproduct of a Salesforce shareholder.

But the main focus is around two things. One is we want to make sure we keep seeing what’s going on out there and that we don’t become too myopic and too [editorially] focused. And it’s a way for us to reach out and to get to know a lot of good startups and lots of spaces that we may not be playing in right now, we may never play in. And it allows us to get to know the founders.

We usually get four seats in most of the places that we invest in. So we get visibility and understand what’s going on. So that keeps us in the market and aware of what’s going on. It’s certainly as you’ve seen a vehicle that we often choose later on to acquire some of them. And yes, it’s certainly a nice topper on our revenue as we do investments and [we profit off sales] (inaudible).

But that’s not the main focus. The main focus is probably mostly around innovation.

Unidentified Participant

On that point, did you explore other types of companies within the Dropbox realm like Box or any of the others?

Andrew Zilli Salesforce - Director of Investor Relations

— we’re invested in Box, yes.

Parker Harris Salesforce - Cofounder and CTO

We’ll invest in pretty much anything. Not anything, but we don’t choose favorites. We’re, again, you see that as an example, it’s more of the overall market as opposed to trying to pick the best force and hope [with that, that one wins].

Unidentified Participant

On the database, you still are like an Oracle shop, right?

Parker Harris Salesforce - Cofounder and CTO

We’re an Oracle shop and we’re a Microsoft SQL Server shop, we’re a Postgres shop. Yes. We use a lot of databases. Our core product, sales and service, it’s all Oracle and ExactTarget is SQL Server. Commerce Cloud is MySQL I believe and some Oracle.

Andrew Zilli Salesforce - Director of Investor Relations

I do see that part of your architecture undergoing any significant change in 5 years and [are you starting to change that]?

Parker Harris Salesforce - Cofounder and CTO

We will continue to use a lot of different databases. We do have to work on our database, well not our own database. We’re doing some work to put our view of multi-tenancy into a Postgres database (inaudible) features that could be beneficial to us.

That’s a long term research project. But we’ll continue to use a lot of Oracle, a lot of Microsoft SQL Server. In some cases, we do add other types of data storage like HBase to scale out more horizontally as opposed to more like a relational database which is more of a vertically scaled asset.

We’ll keep mixing and my goal from an architectural perspective is to create common services, if you need databases, we have a couple flavors, if you need NoSQL databases, we have a couple flavors. And we’ll support them on our data centers, on AWS, on GCC because we’ll continue to do acquisitions. We’ll continue to create new IP internally. And I want to both give people choice inside of Salesforce as well as make sure we have the right skills to scale them, run them—

Andrew Zilli Salesforce - Director of Investor Relations

— [Aurora on that]—

Parker Harris Salesforce - Cofounder and CTO

— [you said Aurora]?

Andrew Zilli Salesforce - Director of Investor Relations

Yes, that’s kind of the one that—

Parker Harris Salesforce - Cofounder and CTO

— Aurora is great database. I still think for Salesforce it’s important that we have the ability to move our assets around. I don’t want to have things be proprietary to an Amazon as an example. We run our Canada instance on AWS, great partner from Australia as well.

We run Europe on our own data centers. If I have service that I built, I don’t want it to only run in Canada. Or some of our retail customers don’t really want to have their data and they’re confused on Amazon. I want to be able to give our customers choices, whether it’s for data privacy reasons, data [locality] reasons or business reasons of where they want their assets run.

Unidentified Participant

Just to the extent where MuleSoft seems like a somewhat in response to customer needs and pain point (inaudible) or on the infrastructure side, generally do you anticipate doing more on infrastructure software and services software side not necessarily on-prem or not [our end-cloud] (inaudible)—

Parker Harris Salesforce - Cofounder and CTO

We will always acquire companies, if there’s something that could help us, we’ll continue to look at acquisitions certainly on the infrastructure side, if there were assets that could help us, we would look at them.

I don’t believe on the infrastructure side we would see an asset where it would also be accretive and revenue generating because that’s not a space we play. I don’t think we want to be in that space. We’re up the stack.

We’re really a solutions company. We’re not looking to get into an [Ionis] play and sell services, that’s where our partners like Amazon and Google are great (inaudible). But we’ll continue to invest heavily in our infrastructure architecture and software layer to allow—

Unidentified Participant

— [identity or security or things like that] (inaudible) —

Parker Harris Salesforce - Cofounder and CTO

Yes, I think identity is interesting. We have our own identity assets. We’re working on something we call the Trailblazer identity for individual developers and admins and our people on our ecosystems having their own identity. We’ll continue to do stuff there.

Then for security Shield is an example, we see a great play and I think there’ll be more needs for security services [to bring] our platforms together, [talk] more. There may be assets out there that will be interesting in that space as well.

Andrew Zilli Salesforce - Director of Investor Relations

Parker, I’ll ask you one financial question. At the analyst day that you gave the four year subscription revenue growth targets which I think everyone (inaudible) is a fairly bullish medium term target.

I’m just curious from your perspective, what’s given Salesforce the visibility to make that kind of 20% target four years out? I feel like three or four years ago, you wouldn’t have been in the position to have that degree of visibility. If you had to pinpoint a couple of things that changed to give you that confidence such that you [and Mark had], what would it be?

Parker Harris Salesforce - Cofounder and CTO

Well I think we’ve always had the visibility. Mark will sit with our CFO and here, off the top of his head, he’ll go, here’s what it’s going to be. It’s not a lot of analysis. And Mark Hopkins, he’s [that good].

Maybe at some point we could [show you some of the napkins]. And it’s pretty accurate. It’s not with like a [quads] sitting beside him, feeding him spreadsheets, he’s like (inaudible) and this is how many AEs and this and that. Our model is very predictive, recurring revenue model certainly helps. We have a lot of visibility. I think maybe it’s just, we’re getting comfortable where we are and willing to tell you more about that further out.

But that’s the beauty of the recurring revenue model certainly as we move to enterprise (inaudible) and enterprise has been very predictable over period for [on-prem and] (inaudible). We look at the number of AEs we hire; that’s an important fact in our growth.

Ever since we started, Mark would say, how many AEs do you have? When we acquire a company, how many AEs do you have? We’re a sales driven company and we’ll continue to invest heavily in sales people. That’s a good measure, not of this year’s revenue, but of certainly what we’re going to book in following years.

Andrew Zilli Salesforce - Director of Investor Relations

Time for maybe one more question if there’s any left? All right.

Well thank you, Parker. And thank you Carl and Deutsche Bank, having everybody in. Parker, thanks a lot.

Additional Information and Where to Find It

salesforce.com, inc. (the “Company”) commenced an exchange offer for the outstanding shares of MuleSoft, Inc. (“MuleSoft”) on April 2, 2018. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and MuleSoft have filed or will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer was commenced, the Company filed a tender offer statement on Schedule TO and a registration statement on Form S-4, and MuleSoft filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents are available to all MuleSoft stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, the Company and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company and MuleSoft at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s and MuleSoft’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to the Company, MuleSoft and the acquisition of MuleSoft by the Company that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the Company’s ability to successfully integrate MuleSoft’s operations; the Company’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which the Company participates; the Company’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; the Company’s ability to protect its intellectual property rights and develop its brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.